Exhibit 99.1

IMMEDIATE	20 January 2004

Royal & SunAlliance announces irrevocable undertaking to sell shareholding in Mutual & Federal, South Africa

Royal & Sun Alliance Insurance Group plc announces that it has agreed to sell its 37.1% shareholding in Mutual & Federal Insurance Company Ltd to the Old Mutual group, which is Mutual & Federal’s majority shareholder. The consideration for Royal & SunAlliance’s shareholding will be £100m, after the amount of any final dividend for 2003 that may be paid by Mutual & Federal to Royal & SunAlliance, and will be paid in cash. The 2002 profit contribution from Mutual & Federal, on a UK GAAP basis, was approximately £17m (Rand 235m), which included unrealised gains, dividends and other balance sheet movements. While not material to the overall transaction the proceeds have been augmented by currency protection that was taken out earlier in the year.

The current carrying value of Royal & SunAlliance’s holding in Mutual & Federal is £80m. The proceeds from the sale will be used to support the further growth of Royal & SunAlliance’s core general insurance business, which is its primary strategic focus.

Simon Lee, Royal & SunAlliance’s Chief Executive, International Businesses and board member of Mutual & Federal, said,

“We have had a long and profitable relationship with Mutual & Federal. However, given the point reached in the South African underwriting cycle and the volatility in the currency, now is the right time to bring it to a close. The disposal achieves good value from the sale of an associate business that is not strategic to the Group.”

The transaction will be subject to regulatory and other approvals.

–ENDS–

….more

For further information:

Analysts	Press	Press
Helen Pickford	Richard Emmott	Julius Duncan, Finsbury
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 6023	Tel: +44 (0) 20 7251 3801

Important Disclaimer
This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the consideration. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Note to Editors:

Mutual & Federal’s £17m (Rand 235m) profit contribution for 2002, on a UK GAAP basis, included unrealised gains, dividends and other balance sheet movements. Mutual & Federal’s operating loss for 2002, on the same basis, was £9m (Rand 127m).